

OFFERING MEMORANDUM

facilitated by



Sol's Barcade

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Sol's Barcade
State of Organization	NC
Date of Formation	08/25/2022
Entity Type	Limited Liability Company
Street Address	3401 Lainey Ln Unit D, Fayetteville NC, 28314
Website Address	www.solsbarcade.com

(B) Directors and Officers of the Company

Key Person	Cameron Carlotti
Position with the Company Title First Year	 President 2022
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers) **during the past three years** with an indication of job responsibilities. For example:* - **President** (*Sol's Barcade, August 25th, 2022-Current*) — Owner and Day-to-day Operator of Sol's Barcade. Job responsibilities include, managing finances, developing and executing business strategies, marketing, ensuring compliance with legal and regulatory requirements. Skills include Problem Solving · Financial Management and Sales Marketing · Customer Service · Team Building · Leadership · Communication and Interpersonal Networking - **Organizational Management (**US Army, January 14th, 2020-Current) — Non-Commission Officer at Ft Bragg, NC. Job responsibilities include, managing teams and operations in high-pressure environments. Skills include Strategic Planning · Career Development · Leadership · Physical Fitness.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Cameron Carlotti	100%

(D) The Company's Business and Business Plan

The Team

Cameron Carlotti, Owner

I am a highly motivated individual with a diverse background, currently based in Fayetteville, North Carolina. I grew up in northern California where I made strong connections for the importance of family and physical fitness, I began my career as a construction worker before transitioning into personal training and gym ownership. I also served in the United States Army as a noncommissioned officer. Now, as a business owner of Sol's Barcade, I am always looking for new challenges and opportunities to grow. My ambition and drive have been instrumental in helping me succeed in all of my endeavors. I am excited to continue pursuing my passions and making a positive impact in the world.

Skills include; Organizational Management, Strategic Thinking and Problem Solving · Financial Management and Sales Marketing · Customer Service · Team Building · Leadership · Communication and Interpersonal Networking, Physical Fitness · Easily Adaptable · Team Building · Technical Proficiency ·

[Cameron Carlotti | LinkedIn](#)

The Vision

- Sol's Barcade seeks to become a destination spot for all community members. However, we are a private entity with a dress code policy ensuring a respectable environment is maintained. We look forward to bringing a socially interactive experience where people can escape the concerns of day-to-day life. Our facility aims to help rekindle old friendships and make new friends.

- The best aspect that will set Sol's Barcade aside from other establishments is our location. We are in the heart of Downtown Fayetteville, NC. Our establishment is a staggering 6,000 sq ft amongst other successful businesses such as restaurants and breweries.

- There are 1,100 parking spots within two blocks of our location! We are located just outside Segra Stadium, home of the Houston Astros minor league baseball team, The Fayetteville Woodpeckers! Segra Stadium also hosts numerous concerts, festivals, and community events.

- Our entertainment facility will feature 30+ classic and modern arcade games, including Skeeball, Basketball Pro, Air Hockey, Street Fighter II, and many more! In addition, we will have 2 LaserShot Simulator booths that can accommodate up to 4 people at a time. LaserShot is a realistic shooting simulator suitable for all ages, available in single-player or multiplayer! Stop by the Photo Booth to remember this moment with our classic 4-picture printouts.

- In between all the excitement, stop at our sports bar lounge to relax, grab a beverage, or watch a game on one of our 7 TVs. Our facility offers Cola-Cola products for all ages! If you are 21 years and older, please indulge in our Self Pour Tap system. Sol's Barcade has partnered with PourMyBeer and Healy Distribution to bring 21 self-pouring draft taps of local and regional beers along with multiple cider, seltzer, and wine selections, all at the wipe of a wristband!

- Looking for a bite to eat? Have no worries, our establishment has partnered with local restaurants to offer easy online QR Code ordering. Not a fan of waiting? No problem! Sol's

Barcade is working with several food truck vendors to supply off-site food options outside the facility. Please feel free to enjoy your food and beverages in our outdoor seating area, which is dog friendly!

- At the end of your fun experience, take any tickets acquired to our ticket redemption counter to receive prizes for children and adults! Our prize options range from candies, game consoles, and Sol's Barcade souvenirs to local partnership gift cards and items around town!

- Love the concept but are wanting more privacy? Sol's Barcade offers a private party room for any social gathering, offering exclusive party bundles of various services around the facility. These packages include discounts on arcade games, drink services, simulator booths, and more!

Join us!

We look forward to providing the community with a great facility to gather and socialize. Furthermore, Sol's Barcade plans to not only give to our direct consumers but to our community as well. We plan to host numerous community fundraisers to give back to various causes like stopping veteran suicide, feeding the hungry, supporting first responders, and animal shelter care.

Highlights

- Sol's Barcade is a one-of-a-kind unique entertainment venue that combines arcade games and simulators with a modern self-pour taphouse and sports lounge.

- Our concept is inspired by the growing popularity of Barcade's across the country and our desire to bring this experience to Downtown Fayetteville, North Carolina.

- Our Barcade offers a wide collection of arcade games, from classic favorites like Pac-Man and Space Invaders to modern titles like Mario Kart and Guitar Hero. We also offer a selection of craft beers, ciders, wine, and seltzers that will cater to a variety of tastes and preferences. Furthermore, we have partnered with local food truck vendors to add off-site food options to enjoy in our dog friendly outdoor seating area.

- Our target market includes families, young adults and gamers alike who are looking for a fun and engaging social experience. Sol's Barcade will transform into a family friendly entertainment facility by day and an adult only social center by night. We plan to attract customers through our unique concept, creative marketing strategies, and exceptional customer service.

- Our management team comprises industry experts with extensive experience in the hospitality, gaming, and beverage sectors, and we are committed to creating a welcoming and enjoyable environment for our customers.

- In summary, Sol's Barcade offers a unique and thrilling entertainment experience that appeals to a growing market in North Carolina. We believe that our combination of arcade games, simulators, and craft alcoholic beverages will make us a popular destination for families and social-seeking adults alike.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$120,000
Offering Deadline	August 25, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Lease	$18,000	$20,000
Simulators	$22,000	$24,000
Bar Buildout	$62,650	$40,000
Inventory	$9,250	$31,630
Mainvest Compensation	$8,100	$8,370
TOTAL	$120,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT

WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	10.0 - 10.3%[2]
Payment Deadline	2026-12-31
Maximum Payment Multiple	1.2 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.52%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 10.0% and a maximum rate of 10.3% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$120,000	10.0%
$121,000	10.1%
$122,000	10.2%
$123,000	10.2%
$124,000	10.3%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Cameron Carlotti	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

Angel Investment - Jun 19 2023- James Wolff -20,000$ Investment at 20% interest.

(S) The Company's Financial Condition

Forecasted milestones

Sol's Barcade forecasts the following milestones:

- Secure lease in Fayetteville, NC by June 2023.

- Hire for the following positions by October 2023: Day Shift Manager, Night Shift Manager, Cashier, Ticket Redemption Worker, Pitmaster, Janitor, Bouncer

- Achieve 1,600,000 in revenue per year by 2026.

- Achieve 434,000 profit per year by 2026.

Challenges

Sol's Barcade has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- [Challenge 1] Finding an arcade distributorship partner. Thankfully after meeting with CashTitan in North Carolina, we have a secure line of arcade games.

- [Challenge 2] Finding the correct location. After 7 months of searching for a site that met all the business needs, while also being in a high level of consumer traffic, we discovered the perfect site.

- [Challenge 3] Setting up the self-pour draft wall. There are numerous moving pieces with the draft system, from organizing the walk-in cooler with the architect's plans to securing the software and installation of the 21 taps themselves.

No operating history

Sol's Barcade was established in August 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should also consider factors outlined in the risk section.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,292,573	$1,421,830	$1,521,358	$1,597,425	$1,645,347
Cost of Goods Sold	$408,010	$448,810	$480,226	$504,237	$519,363
Gross Profit	$884,563	$973,020	$1,041,132	$1,093,188	$1,125,984
EXPENSES					
Rent	$110,000	$112,750	$115,568	$118,457	$121,418
Wages	$241,600	$265,759	$284,362	$298,579	$307,536
Marketing	$64,624	$66,239	$67,894	$69,591	$71,330
POS Fees	$38,972	$39,946	$40,944	$41,967	$43,016
Ticket Redemptions	$36,200	$37,105	$38,032	$38,982	$39,956
Payroll Taxes	$19,332	$19,815	$20,310	$20,817	$21,337
Utilities	$13,750	$14,093	$14,445	$14,806	$15,176
Insurance	$4,008	$4,108	$4,210	$4,315	$4,422
Other Miscellaneous Op Ex	$47,940	$49,138	$50,366	$51,625	$52,915
Operating Profit	$308,137	$364,067	$405,001	$434,049	$448,878

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V